ARTICLES OF AMENDMENT TO THE

ARTICLES OF INCORPORATION OF

THE SPENDSMART PAYMENTS COMPANY

The SpendSmart Payments Company, a Colorado corporation, (the "Corporation") having its principal office at 2680 Berkshire Pkwy, Suite 130 Des Moines, Iowa, 50325, hereby certifies to the Department of Corporations of Colorado that:

FIRST: The Corporation desires to amend the Certificate to Set Forth Designations, Voting Powers, Preferences, Restrictions, and Relative Rights of Series C Convertible Preferred Stock (the “Certificate of Designation”) as currently in effect which proposed amendment has been approved by a majority of the directors of the Corporation.

SECOND: Section 2(b) of the Certificate of Designation is hereby amended as of March 6, 2014 to read as follows:

(b) Number and Designation. 3,342,425 shares of Preferred Stock of the Corporation shall be designated as Series C Convertible Preferred Stock (the “Series C Preferred Stock”), which shall not be subject to increase without the written consent of a majority of the holders of the Series C Preferred Stock (each, a “Holder” and collectively the “Holders”), unless otherwise specified herein.

IN WITNESS WHEREOF, the Corporation has caused these presents to be signed in its name and on its behalf by its President and Chief Executive Officer and witnessed by its Secretary.

/s/ Alex Minicucci

Name: Alex Minicucci

Chief Executive Officer

/s/ Brett Schnell

Name: Brett Schnell

Corporate Secretary